Filed by Poniard Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company:  Poniard Pharmaceuticals, Inc.

Commission File No. 0-16614

Poniard Pharmaceuticals Announces Filing of Form S-4 Registration Statement

Related to Proposed Merger with ALLOZYNE

Company to Seek Shareholder Approval of Merger, Reverse Stock Split;

Pending Appeal, Company Received Notice of Delisting from The Nasdaq Capital Market

SAN FRANCISCO, Calif. – July 25, 2011 – Poniard Pharmaceuticals, Inc. (Nasdaq: PARD) announced today that it has filed a Form S-4 Registration Statement with the U.S. Securities and Exchange Commission (“SEC”) relating to its proposed merger with ALLOZYNE, Inc., a privately held biotechnology company focused on the development of bioconjugated protein therapeutics. The definitive merger agreement was entered into on June 22, 2011. The boards of directors of both companies have approved the merger transaction, which is subject to customary closing conditions, including approval by ALLOZYNE’s and Poniard’s respective stockholders and receipt of approval for listing of the combined company’s common stock on The Nasdaq Capital Market.

“We believe that the proposed merger of Poniard and ALLOZYNE will create a robust company with a multifaceted strategy and presents a unique opportunity for creating long-term value for our shareholders,” said Ronald A. Martell, Chief Executive Officer of Poniard. “With shareholder support for the merger and the necessary reverse split of Poniard’s common stock, we anticipate closing of the transaction during the second half of 2011.”

In addition to registering the shares of Poniard common stock to be issued to the stockholders of ALLOZYNE in the merger, the Registration Statement contains proxy materials for a special meeting of Poniard shareholders. At that meeting, Poniard shareholders will be asked to approve the issuance of Poniard common stock and the resulting change of control of Poniard pursuant to the merger agreement and the amendment of Poniard’s articles of incorporation to effect a reverse stock split of Poniard’s issued common stock, at a ratio of 1-for-25. Poniard will need to implement the reverse stock split to obtain the listing of the combined company on The Nasdaq Capital Market, which is one of the conditions to the closing of the merger. Once the Registration Statement is declared effective by the SEC, Poniard expects to set a record date for shareholders entitled to notice of and to vote at the special meeting as well as a meeting date.

Poniard also announced today that on July 19, 2011, it received written notice from the Nasdaq Listing Qualifications Staff that the Company’s common stock will be delisted from The Nasdaq Capital Market effective July 28, 2011, for failure to regain compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market. The Company has requested an oral hearing before a Nasdaq Hearings Panel to appeal the determination and present a plan to regain compliance with all applicable listing requirements. The hearing request and hearing stay the delisting pending the Panel’s decision. There can be no assurance that the Company’s plan of compliance will be accepted by the Panel or that the appeal otherwise will be successful.

As previously announced, on July 20, 2010, the Nasdaq Staff notified the Company that the bid price of its common stock had closed at less than $1.00 per share over the previous 30 consecutive business days and, as a result, did not comply with Listing Rule 5450(a)(1). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until January 18, 2011, to regain compliance with the minimum bid price requirement. On December 17, 2010, the Company transferred its common stock listing to The Nasdaq Capital Market and subsequently, on January 19, 2011, was afforded a second 180 calendar day compliance period, or until July 18, 2011. The Company has not regained compliance with the minimum bid price requirement.

As described in its definitive Proxy Statement filed with the SEC on April 27, 2011, Poniard recently sought shareholder approval of a proposal authorizing its Board of Directors to effect a reverse stock split. On July 22, 2011, the Company adjourned the annual meeting of shareholders with an insufficient number of returned proxies and “FOR” votes to approve the reverse stock split proposal. Of the Company’s common shares outstanding and entitled to vote at the annual meeting, approximately 49.2 percent returned proxies. Among returned proxies, approximately 91.6 percent (representing approximately 29.1 million votes) voted in favor of the reverse stock split proposal. Approximately 0.9 percent of total shares abstained, and approximately 7.5 percent of total shares voted against the reverse stock split proposal. The affirmative vote of a majority of the Poniard shares outstanding and entitled to vote is required to approve a reverse stock split under applicable law.

Important Additional Information

On July 25, 2011, Poniard filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus/consent solicitation in connection with the merger. Once declared effective by the SEC, the definitive proxy statement/prospectus/consent solicitation included in the Form S-4 will be mailed to Poniard and ALLOZYNE shareholders. Investors and security holders of Poniard and ALLOZYNE are urged to read the definitive proxy statement/prospectus/consent solicitation, when it becomes available, because it will contain important information about Poniard, ALLOZYNE and the proposed transaction.

Investors and security holders of Poniard will be able to obtain free copies of the definitive proxy statement/prospectus/consent solicitation, when it becomes available, through the website maintained by the SEC at www.sec.gov. Free copies of the definitive proxy statement/prospectus/consent solicitation, when it becomes available, and Poniard’s other filings with the SEC also may be obtained by contacting Poniard Pharmaceuticals, Inc., 750 Battery Street, Suite 330, San Francisco, CA 94111, or accessed via Poniard’s website at www.poniard.com.

Poniard, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transaction. Information regarding the directors and executive officers of Poniard and their interests in the proposed transaction will be available in the definitive proxy statement/prospectus/information statement, when it becomes available.

About Poniard Pharmaceuticals

Poniard Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of innovative oncology products. For additional information please visit http://www.poniard.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1994. Words such as “expect,” “estimate,” “project,” “forecast,” “anticipate,” “may,” “will,” “can,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding corporate strategy, forecasts of product development, the potential benefits of the proposed merger, the anticipated effect of the proposed reverse stock split, potential transaction timing, anticipated future operations, and other matters that involve known and unknown benefits, risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this press release. Such risk include, among others: the failure of the Poniard or ALLOZYNE stockholders to approve the merger, the failure of the Poniard shareholders to approve the reverse stock split; actions by the SEC or Nasdaq; Poniard’s ability to satisfy Nasdaq conditions for continued or initial listing of its common stock; the failure of Poniard or ALLOZYNE to meet any of the conditions to the closing of the merger; the failure to realize the anticipated benefits of the merger or delay in realization thereof; the cash positions of the parties at closing; the ability of the combined company to obtain substantial additional financing on a timely basis and on favorable terms; the difficulty of developing biopharmaceutical products and obtaining regulatory or other approvals; the uncertainty regarding market acceptance of any products for which regulatory approval is obtained; whether certain market segments grow as anticipated; the competitive environment in the biopharmaceutical industry; the potential inability of either party or the combined company to obtain, maintain, and enforce patent and other intellectual property protection for its products, discoveries and drug candidates; the success of ongoing and planned development programs, preclinical studies and clinical trials; and the ability of the combined company to enter into and maintain collaborative arrangements on favorable terms. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in Poniard’s Annual Report on Form 10-K for the year ended December 31, 2010 and Poniard’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. In addition, investors and security holders are also urged to read carefully the risk factors set forth in the definitive proxy statement/prospectus when it becomes available.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Poniard undertakes no obligation to update any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. All forward-looking statements are qualified in their entirety by this cautionary statement.

For Further Information:

Media:

David Pitts

Argot Partners

(212) 600-1902

david@argotpartners.com

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